SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2004
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2004

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated September 17, 2004.  Kansas City Southern and Grupo TMM to Seek Reconsideration of Mexican Foreign Investment Commission Decision.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

KANSAS CITY SOUTHERN CONTACTS:
Warren K. Erdman
Vice President of Corporate Affairs
816-983-1454
(warren.k.erdman@kcsr.com)

Gabriel Guerra
Media Relations
011-525-55-273-5359
(gguerra@gcya.net)

KANSAS CITY SOUTHERN AND GRUPO TMM TO SEEK RECONSIDERATION
OF MEXICAN FOREIGN INVESTMENT COMMISSION DECISION

Mexico City, September 16, 2004 - Kansas City Southern (NYSE: KSU) (”KCS”) and Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) (”TMM”) announced today that Mexico’s Foreign Investment Commission (”FIC”) delivered a notice that the FIC had resolved to deny KCS’ application for authorization of KCS’ proposed acquisition of TMM’s interest in TFM, S.A. de C.V., which operates a major rail freight carrier in Mexico. The approval of the FIC is necessary for a foreign company to become a majority owner of a Mexican-based railway company.

KCS and TMM stated that they are disappointed by this decision, and that it is not in the spirit of the North American Free Trade Agreement (”NAFTA”) nor consistent with previous decisions made by the FIC on foreign majority ownership, including ownership of another railroad in Mexico.

KCS and TMM are actively involved in discussions with the FIC on a small number of issues of interest to them and believe that they are close to an agreement to resolve these matters. KCS and TMM will seek reconsideration of this decision and remain confident that they should ultimately obtain approval of the transaction. KCS and TMM have agreed to extend the current deadline under the April 20, 2003 acquisition agreement until June 15, 2005 to provide additional time to complete this transaction.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is The Kansas City Southern Railway Company. Headquartered in Kansas City, Missouri. KCS serves customers in the central and south central regions of the U.S. KCS’ rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada and Mexico.

Headquartered in Mexico City, Grupo TMM is Latin America’s largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of TMM’s and KCS’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. For additional information relating to such risks and uncertainties, readers are urged to review TMM’s and KCS’s respective filings and submissions with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

In connection with the proposed transaction, KCS will file relevant materials with the Securities and Exchange Commission (”SEC”), including an amended proxy statement soliciting stockholder approval of certain actions in connection with the transaction. Stockholders are urged to read the amended proxy statement, as well as any amendments and supplements to the proxy statement (if and when they become available) and any other relevant documents filed with the SEC, because they will contain important information about the transaction. Stockholders and investors may obtain the amended proxy statement and any other relevant documents free of charge at the SEC's Internet web site at www.sec.gov. Stockholders may also obtain free of charge the amended proxy statement and any other relevant documents by contacting the office of the Corporate Secretary at KCS’s principal executive offices at (816) 983-1538. Written requests should be mailed to P.O. Box 219335, Kansas City, Missouri 64121-9335 (or if by United Parcel Service or other form of express delivery to 427 West 12th Street, Kansas City, Missouri 64105). Such amended proxy statement is not currently available. KCS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from KCS stockholders with respect to approval of certain actions in connection with the transaction. Information regarding these directors and executive officers and their beneficial ownership interests in KCS can be found in KCS's proxy statement on Schedule 14A, filed with the SEC on April 5, 2004, in connection with the 2004 annual meeting of KCS stockholders. Investors may obtain additional information regarding the interests of such participants by reading the amended proxy statement filed in connection with the transaction when it becomes available.